40-33

FOLEY & LARDNER
ATTORNEYS AT LAW

FOLEY & LARDNER
777 EAST WISCONSIN AVENUE, SUITE 3800
MILWAUKEE, WISCONSIN 53202-5306
414.271.2400 TEL
414.297.4900 FAX
www.foley.com

WRITER'S DIRECT LINE
414.297.5660
rteigen@foley.com EMAIL

CLIENT/MATTER NUMBER
042012-0101

November 26, 2003

03040211

S.E.C.
NOV 2 6 2003

VIA HAND DELIVERY

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

Re: *Van Wagoner Funds, Inc.*
File No. 811-9116

Van Wagoner Capital Management, Inc.
File No. 801-50676

Ladies and Gentlemen :

Enclosed for filing on behalf of Van Wagoner Funds, Inc., a registered investment company, and Van Wagoner Capital Management, Inc., a registered investment adviser and the investment adviser to Van Wagoner Funds, Inc. pursuant to Section 33 of the Investment Company Act of 1940 is a complaint for which Van Wagoner Funds, Inc. and Van Wagoner Capital Management, Inc. are parties defendants. The complaint, Kathleen M. Beusterien v. Van Wagoner Funds, Inc. et. al., Superior Court of the District of Columbia, Case No. 03-0008825, was received by the named defendants on November 18, 2003.

Please acknowledge receipt and filing of the enclosed material by stamping the enclosed copy of this letter and returning it to the messenger.

Very truly yours,

Richard L. Teigen

Richard L. Teigen

Enclosure
cc: Garrett R. Van Wagoner
William X. Minor

PROCESSED
DEC 08 2003
THOMSON
FINANCIAL

Superior Court of the District of Columbia
Civil Division

Beusterien K vs Van Wagoner Funds, et al C.A. No. 03ca008825

INITIAL ORDER

Pursuant to D.C. Code §11-906 and District of Columbia Superior Court Rule of Civil Procedure ("SCR Civ") 40-I, it is hereby **ORDERED** as follows:

(1) Effective this date, this case is assigned to the individual calendar designated below. All future filings in this case shall bear the calendar number and judge's name beneath the case number in the caption. On filing any motion or paper related thereto, one copy (for the judge) must be delivered to the Clerk along with the original.

(2) Within 60 days of the filing of the complaint, plaintiff must file proof of serving on each defendant: copies of the Summons, the Complaint, and this Initial Order, and any General Order issued by the judge to whom the case is assigned. As to any defendant for whom such proof of service has not been filed, the Complaint will be dismissed without prejudice for want of prosecution unless the time for serving the defendant has been extended as provided in SCR Civ 4(m).

(3) Within 20 days of service as described above, except as otherwise noted in SCR Civ 12, each defendant must respond to the Complaint by filing an Answer or other responsive pleading. As to any defendant who has failed to so respond, a default and judgement will be entered unless the time to respond has been extended as provided in SCR Civ 55(a).

(4) At the time and place noted below, all counsel and unrepresented parties shall appear before the assigned judge at an Initial Scheduling and Settlement Conference to discuss the possibilities of settlement and to establish a schedule for the completion of all proceedings, including, normally, either mediation, case evaluation, or arbitration. Counsel shall discuss with their clients prior to the Conference whether the clients are agreeable to binding or non-binding arbitration. **This order is the only notice that parties and counsel will receive concerning this Conference.**

(5) Upon advice that the date noted below is inconvenient for any party or counsel, the Civil Assignment Office (202) 879-1750 may continue the Conference once, with the consent of all parties, to either of the two succeeding Fridays. Requests must be made not less than six business days before the scheduling conference date. No other continuance of the Conference will be granted except upon motion for good cause shown.

November 12,2003 Chief Judge Rufus G. King, III

Case Assigned to: Calendar #7 (Judge Neal E. Kravitz)

Initial conference: @ 9:30am 02/13/04 Courtroom: 317, 3rd Floor
500 Indiana Ave., N.W.
Washington, D.C. 20001

CA Form 1

Superior Court of the District of Columbia

CIVIL DIVISION

500 Indiana Avenue, N.W., Room JM-170
Washington, D.C. 20001 Telephone: 879-1133

KATHLEEN M. BEUSTERIEN

Plaintiff

vs.

03-0008825

Civil Action No.

VAN WAGONER TECHNOLOGY FUND

Defendant

SUMMONS

To the above named Defendant:

You are hereby summoned and required to serve an Answer to the attached Complaint, either personally or through an attorney, within twenty (20) days after service of this summons upon your exclusive of the day of service. If you are being sued as an officer or agency of the United States Government or the District of Columbia Government you have 60 days after service of this summons to serve your Answer. A copy of the Answer must be mailed to the attorney for the party plaintiff who is suing you. The attorney's name and address appear **below.** If plaintiff has no attorney, a copy of the Answer must be mailed to the plaintiff at the address stated on this Summons.

You are also required to file the original Answer with the Court in Room JM 170 at 500 Indiana Avenue. N.W. between 9:00 am. and 4:00 pm., Mondays through Fridays or between 9:00 am. and 12:00 Noon on Saturdays. You may file the original Answer with the Court either before you serve a copy of the Answer on the plaintiff or within five (5) days after you have served the plaintiff If you fail to file an Answer, judgment by default may be entered against you for the relief demanded in the complaint.

Clerk of the Court

Kathleen M. Beusterien
Name of Plaintiff's Attorney

3523 Albemarle Street, N.W.
Address
Washington, DC 20008

202-362-8606
Telephone

By [signature] Deputy Clerk

Date NOV 12 2003

PUEDE OBTENERSE COPIAS DE ESTE FORMULARIO EN ESPANOL EN EL TRIBUNAL SUPERIOR DEL DISTRITO DE COLUMBIA, 500 INDIANA AVENUE, N.W., SALA JM 170

YOU MAY OBTAIN A COPY OF THIS FORM IN SPANISH AT THE SUPERIOR COURT OF D.C., 500 INDIANA AVENUE, N.W., ROOM JM 170

Form CV(6)-456/Mar. 91

NOTE: SEE IMPORTANT INFORMATION ON BACK OF THIS FORM.

IMPORTANT: IF YOU FAIL TO SERVE AND FILE AN ANSWER WITHIN THE TIME STATED ABOVE, OR IF, AFTER YOU ANSWER, YOU FAIL TO APPEAR AT ANY TIME THE COURT NOTIFIES YOU TO DO SO, A JUDGMENT BY DEFAULT MAY BE ENTERED AGAINST YOU FOR THE MONEY DAMAGES OR OTHER RELIEF DEMANDED IN THE COMPLAINT. IF THIS OCCURS, YOUR WAGES MAY BE ATTACHED OR WITHHELD OR PERSONAL PROPERTY OR REAL ESTATE YOU OWN MAY BE TAKEN AND SOLD TO PAY THE JUDGMENT. IF YOU INTEND TO OPPOSE THIS ACTION, DO NOT *FAIL TO ANSWER WITHIN THE REQUIRED TIME*

If you wish to talk to a lawyer and feel that you cannot afford to pay a fee to a lawyer, promptly contact one of the offices of the Legal Aid Society (628-1161) or the Neighborhood Legal Services (682-2700) for help or come to Room JM 170 at 500 Indiana Avenue, N.W., for more information concerning where you may ask for such help.

IN THE SUPERIOR COURT OF THE DISTRICT OF COLUMBIA
- CIVIL DIVISION -

KATHLEEN M. BEUSTERIEN, **3523 Albemarle Street, N.W.** **Washington, DC 20008,** **Plaintiff,** **v.** **VAN WAGONER FUNDS, INC.** **Serve: The Corporation Trust, Inc.** **300 E. Lombard Street** **Baltimore, MD 21202,** **VAN WAGONER CAPITAL MANAGEMENT, INC.** **Serve: The Corporation Trust Co.** **Corporation Trust Center** **1209 Orange Street** **Wilmington, DE 19801,** **VAN WAGONER MID-CAP GROWTH FUND** **Serve: Van Wagoner Funds, Inc.** **P.O. Box 9682** **Providence, RI 02940-9682,** **VAN WAGONER POST-VENTURE FUND,** **Serve: Van Wagoner Funds, Inc.** **P.O. Box 9682** **Providence, RI 02940-9682,** **VAN WAGONER TECHNOLOGY FUND,** **Serve: Van Wagoner Funds, Inc.** **P.O. Box 9682** **Providence, RI 02940-9682,** **Defendants.**	RECEIVED Civil Clerk's Office NOV 12 2003 Superior Court of the District of Columbia Washington, D.C. 03-0008825 **CASE NO.**

Plaintiff Kathleen M. Beusterien, *pro se*, for her Complaint against defendants Van Wagoner Funds, Inc., Van Wagoner Capital Management, Inc., Van Wagoner Mid-Cap Growth Fund, Van Wagoner Post-Venture Fund, and Van Wagoner Technology Fund, now states as follows:

NATURE OF ACTION

1. Plaintiff seeks to recover damages caused by defendants' violations of the District of Columbia securities laws with regard to the preparation and dissemination to the investing public of materially false and misleading information about defendants' investment activities and investment results which, at the time plaintiff made her investments, caused the mutual funds managed by defendants Van Wagoner Funds, Inc. and Van Wagoner Capital Management, Inc., to trade at artificially inflated levels.

2. Plaintiff makes this complaint based upon personal knowledge with respect to her own acts, and upon a review and analysis of public documents, news reports, analysts reports, news releases by the defendants, prospectuses issued by defendants, and information available over the internet.

JURISDICTION

3. The claims alleged herein arise under Sections 31-5605.02, 31-5605.03, and 31-5606.05 of the Code of the District of Columbia.

4. This Court has jurisdiction over the subject matter of this action pursuant to Section 11-921(a) of the Code of the District of Columbia.

THE PARTIES

5. Plaintiff Kathleen M. Beusterien is an adult citizen of the District of Columbia who offered to purchase, and in fact did purchase, shares of the Van Wagoner Mid-Cap Growth Fund, Van Wagoner Post-Venture Fund, and Van Wagoner Technology Fund within the District of Columbia. Plaintiff has suffered damages as a result of defendants' wrongful conduct, as alleged more fully below.

6. Defendant Van Wagoner Funds, Inc., is a Maryland corporation (the "Company") with its principal place of business located in San Francisco, California. The Company is a

registered management company under the Investment Company Act of 1940 (the "Investment Act"). Defendant Van Wagoner Funds, Inc. accepted plaintiff's offer to purchase shares of the Van Wagoner Mid-Cap Growth Fund, Van Wagoner Post-Venture Fund, and Van Wagoner Technology Fund within the District of Columbia.

7. Defendant Van Wagoner Capital Management, Inc. (the "Investment Advisor"), is a Delaware corporation and acts as the financial advisor to the Company. It has its principal place of business in San Francisco, California.

8. Defendant Van Wagoner Mid-Cap Growth Fund ("VWMDX") is an open-end mutual fund (inception December 31, 1995) whose purported objective is to seek "capital appreciation by investing primarily (at least 80% of its total assets) in companies with market capitalizations between $2 billion to $12 billion." Van Wagoner Mid-Cap Growth Fund is registered under the Investment Company Act of 1940 and managed by defendant Van Wagoner Funds, Inc. The fund accepted plaintiff's offer to purchase shares of the Van Wagoner Mid-Cap Growth Fund within the District of Columbia.

9. Defendant Van Wagoner Post-Venture Fund ("VWPVX") is an open-end mutual fund (inception December 31, 1996) whose purported objective is to seek "capital appreciation by investing in companies of all market capitalizations, but focuses on firms that are in the early stages of their life cycle." Van Wagoner Post-Venture Fund is registered under the Investment Company Act of 1940 and managed by defendant Van Wagoner Funds, Inc. The fund accepted plaintiff's offer to purchase shares of the Van Wagoner Post-Venture Fund within the District of Columbia.

10. Defendant Van Wagoner Technology Fund ("VWTKX") is an open-end mutual fund (inception December 31, 1997) whose purported investment objective is to seek "capital appreciation by investing primarily (at least 80% of its total assets) in technology companies of

all market capitalizations." Van Wagoner Technology Fund is registered under the Investment Company Act of 1940 and managed by defendant Van Wagoner Funds, Inc. The fund accepted plaintiff's offer to purchase shares of the Van Wagoner Technology Fund within the District of Columbia.

11. The Van Wagoner Mid-Cap Growth Fund, Van Wagoner Post-Venture Fund, and Van Wagoner Technology Fund are hereinafter collectively referred to as the "Funds."

STATEMENT OF FACTS

A. Pricing of Portfolio Securities and Calculated of Net Asset Value ("NAV")

12. Under the Investment Company Act of 1940, a mutual fund must stand ready to redeem shares daily at the per-share NAV. It must pay redeeming shareholders within a short period of time: seven days under guidelines promulgated by the SEC. In addition, a mutual fund must compute its net asset value per share or NAV each business day and fulfill purchase and redemption orders at the price next computed after receipt of an order. To compute an accurate NAV per share, a mutual must accurately value the securities in its portfolio.

13. Under SEC guidelines, mutual funds are required to use market price to value securities for which market quotations are readily available. As to those securities for which market quotations are not available, the mutual fund must make a good faith determination of the "fair value" of the security.

14. If the NAV of a mutual fund is not accurate, purchasing or redeeming shareholders may pay or receive too little or too much for their shares, and the interests of remaining shareholders may be overvalued or diluted.

15. To meet the requirements imposed by the Investment Company Act and the SEC, a mutual fund must maintain a high degree of portfolio liquidity in order to ensure its ability to meet redemption requests. Accordingly, the SEC has issued guidelines constraining the amount

of "illiquid assets" that a mutual fund may hold. An "illiquid" asset is defined as an asset, which may not be sold or disposed of in the ordinary course of business at approximately the price at which the mutual fund has valued the investment on its books within seven days. If no market quotations for an illiquid security is available, as is ordinarily the case, the mutual fund is required to price the security at its "fair value."

B. The Funds' Valuation of Private Placement Investments

16. From April 28, 2000 to June 30, 2001, the Funds publicly offered and sold shares pursuant to prospectuses (the "Prospectuses") filed as exhibits to Post-Effective Amendment No. 8 dated April 28, 2000, and Post-Effective Amendment No. 9 dated April 30, 2001 to a Registration Statement (the "Registration Statement") on Form N-1 with the SEC. Included as additional exhibits to each of the amendments to the Registration Statement were Statements of Additional Information ("SAI").

17. The Company also filed an Annual Report dated January 25, 2001 on Form N-30D (the "Annual Report") and a Semi-Annual Report dated June 30, 2001 on Form N-30D (the "Semi-Annual Report"). Despite these repeated updates and supplements and reports, the Prospectuses, SAIs and other reports contained virtually identical, if not identical, material representations and omissions concerning the Funds' NAV calculation, investment restrictions and risks.

18. In fact, the Funds purchased substantial amounts of restricted securities in private placement transactions (the "Private Placement Investments"). Private Placement Investments made up more than 10% of the Funds' portfolio investments and total assets, far more than most mutual funds.

19. The Funds were described as follows:

- Mid-Cap Growth Fund ("VWMDX"): Van Wagoner Mid-Cap Fund seeks capital appreciation. The fund normally invests at least 65% of assets in equity securities issued by companies with market capitalizations between $500 million and $7 billion. The advisor generally emphasizes companies that it believes are undergoing growth due to new, improved, or upgraded products, services, or business operations.

- Post-Venture Fund ("VWPVX"): Van Wagoner Post-Venture Fund seeks capital appreciation. The fund normally invests at least 65% of assets in securities of companies that have received venture capital financing during the early stages of their existence, or as a part of a reorganization, restructuring, or recapitalization. It is anticipated that the fund will focus on investing in companies during or after they have engaged in the early stages of their public existence. The fund may invest in companies of all sizes.

- Technology Fund ("VWTKX"): Van Wagoner Technology Fund seeks long-term capital appreciation. The fund normally invests at least 65% of assets in equity securities of companies in the technology sectors. To select securities, management takes into consideration factors including prospects for a company's product, industry potential, management capabilities, relationship of the security price to its estimated value, and relevant market, economic, and political considerations.

20. The Registration Statements and Prospectuses stated that the Funds' shares were being sold at net asset value or "NAV." Specifically, the Funds' Prospectuses stated that "NAV, the price of one share of a Fund, is calculated at the close of regular trading (generally 4:00 p.m. Eastern Time) each day the New York Stock Exchange ("NYSE") is open." The daily NAV was generally calculated as the difference between the values of the Funds' assets and liabilities divided by the number of outstanding shares. For purposes of the Funds' NAV determination, "[a]ny securities for which market quotations are not readily available are valued at their fair value as determined in good faith by the Adviser under the supervision of the Company's Board of Directors."

21. The Registration Statements and Prospectuses also represented that the Funds followed certain "investment restrictions." These restrictions set upper limits on, inter alia, the portion of the Funds' assets that could be invested in "illiquid" securities. In particular, in

compliance with SEC guidelines, the Registration Statements and Prospectuses stated that the Funds could not invest "more than 15% of its net assets * * * in illiquid securities."

22. Similarly the Prospectuses disclosed the following additional risks associated with the Funds' Private Placement Investments:

> Restricted securities may be sold in privately negotiated or other exempt transactions, qualified non-U.S. transactions, such as under Regulation S, or in a public offering with respect to which a registration statement is in effect under the Securities Act. Where registration is required, a Fund may be obligated to pay all or part of the registration expenses and a considerable time elapse between the decision to sell and the sale date. If, during such period, adverse market conditions were to develop, a Fund might obtain a less favorable price than prevailed when it decided to sell. Restricted securities will be priced at fair value as determined in good faith by the Board.
>
> If through the appreciation of illiquid securities or the depreciation of illiquid securities, a Fund should be in a position where more than 15% of the value of its net assets are invested in illiquid assets, including restricted securities which are not readily marketable, the Fund will take such steps as it deems advisable, if any, to reduce the percentage of such securities to 15% or less of the value of its net assets.

23. Similarly the Prospectuses disclosed the following additional risks associated with the Funds' Private Placement Investments:

> When the Fund holds restricted securities, it may have difficulty accurately pricing them. The Fund may not be able to sell these securities at prices which it has valued them for purposes of calculating its net asset value without experiencing delays or additional costs, if at all.

24. In accordance with SEC regulations, in its Prospectuses, SAIs, Annual Report and Semi-Annual Report, the Company disclosed the following information with respect to its valuation of investments, including the Private Placement Investments:

> Any securities for which market quotations are not readily available are valued at their fair value as determined in good faith

> by the Funds' Advisor under the supervision of the Board of Directors.

25. An article in The Wall Street Journal dated December 11, 2001, described how, in theory, the Funds made their valuations of Private Placement Investments:

> How does Mr. Van Wagoner price the securities? "If nothing else happens over time, the investment stays at cost," he says. Three types of events can trigger a revaluation: if the company goes public, there is another round of financing involving outside investors, and what he calls "good old fashioned research" showing a change in the firm's fundamentals.
>
> All valuations set by the fund managers are reviewed by the closely held firm's audit staff and the funds' three member board of directors, he says. The board consists of Mr. Van Wagoner and an outside director. A third seat on the board of directors has been vacant since mid-2000.

26. In fact, as only became apparent after plaintiff invested in the Funds, shares of the Funds were being sold at artificially inflated NAVs rather than at the true NAV. This was because the Funds were carrying a material portion of the Private Placement Investments in their portfolios at prices unreasonably in excess of those Investments' actual values.

27. This over-concentration of the investments of the Funds in illiquid securities, being carried at inflated at prices on the Funds' books, created a disastrous situation waiting to strike. Contrary to the warnings in the Registration Statements and Prospectuses of a possible risk raised by securities that "may" be thinly traded in the Funds' portfolios, the Funds were in fact over-concentrated in thinly traded securities which the Funds could not sell at or even near their NAVs if adverse conditions occurred. In other words, should the Funds be forced to sell the illiquid securities in their portfolios – in order, for instance, to meet shareholder redemptions or to respond to market pressures, the Funds would have no choice but to sell at "bargain basement" prices. The value of the Funds would be decimated. The Registration Statements and Prospectuses omitted disclosure of this risk.

C. **Plaintiff's Investments in the Funds**

28. In reliance on the false statements and material omissions described above, plaintiff invested in the Funds. On October 16, 2000, plaintiff purchased 30.721 shares of the Mid-Cap Growth Fund at $32.54 per share; 23.073 shares of the Post-Venture Fund at $43.34 per share; and 14.55 shares of the Technology Fund at $68.73 per share.

29. Subsequently, on December 1, 2000, plaintiff purchased an additional 40.796 shares of the Mid-Cap Growth Fund at $19.61 per share; 30.20 shares of the Post-Venture Fund at $26.49 per share; and 19.02 shares of the Technology Fund at $42.06 per share.

30. Finally, on February 1, 2001, plaintiff purchased an additional 28.436 shares of the Mid-Cap Growth Fund at $21.10 per share; 22.338 shares of the Post-Venture Fund at $26.86 per share; and 14.178 shares of the Technology Fund at $42.32 per share.

31. Altogether, plaintiff invested $7,200.00 in the Funds, intending to apply the investment proceeds toward her retirement and the education of her children.

D. **The Decimation of the Funds**

32. As disclosed in The Wall Street Journal December 11, 2001 article, the Funds were desperate to preserve as much of the value of its Private Placement Investments as possible given its dismal performance in the second half of 2000:

> A year ago technology stocks were in a free fall and the Nasdaq Composite Index fell 30% during the second half of 2000. Yet the burst of the tech bubble didn't affect the valuation of 23 young technology companies in the portfolios of Van Wagoner Funds.
>
> Not only did the prices of these stocks — mainly Internet-software and telecommunications equipment makers — not fall, but their listed values didn't change at all during that period from the purchase prices paid by Van Wagoner. Any price declines in the stocks would have lowered Van Wagoner's already weak performance for 2000, when its largest portfolio, Emerging Growth Fund, lost 20.9%, worse than 82% of similar funds according to Morningstar, Inc.

33. As the Wall Street Journal details, by June 30, 2001, the Funds were required to drastically revalue its Private Placement Investments:

> [B]y the middle of [2001], Van Wagoner considered five of these [restricted securities] to be essentially worthless. Fourteen other tech stocks that didn't change in price during the last half of 2000 were marked down to as little as 25% of their purchase prices.

34. On July 2, 2001, the first trading day after the Funds disclosed that they had dramatically revalued many of their privately-held holdings, the Funds' per share valuations were:

- Mid-Cap Growth Fund ("VWMDX"): $10.99 per share. In the immediate months following its revaluations, the Fund's per share price fell to a low of $7.14 per share on December 11, 2001.

- Post-Venture Fund ("VWPVX"): $13.47 per share. In the immediate months following its revaluations, the Fund's per share price fell to a low of $9.83 per share on December 11, 2001.

- Technology Fund ("VWTKX"): $21.52 per share. In the immediate months following its revaluations, the Fund's per share price fell to a low of $12.63 per share on December 11, 2001.

35. As thus became apparent, the Registration Statements and Prospectuses contained material misrepresentations and omissions that:

(a) The NAVs of the Funds were materially overstated as the Funds were carrying a material portion of their holdings of certain Private Placement Investments on their books at prices far in excess of their "values."

(b) The Funds' performance was materially overstated as those figures were based on the Funds' NAVs, which figures were materially exaggerated in light of the substantial diminution in value of the underlying Private Placement Investments.

(c) The risk of investing in the Funds was materially understated as the Funds failed to disclose the true risk attendant to their portfolios of Private Placement Investments. Specifically, the defendants' statements about the risks associated with investing in the Funds were not meaningful or effective because such statements failed to advise prospective investors that the Funds were materially overstating their NAVs and their performance.

36. The SEC is presently investigating whether Van Wagoner Funds, Inc. and Van Wagoner Capital Management have violated the federal securities laws by, among other things, failing to value private holdings at their fair value, as alleged in the preceding paragraphs. In September 2002, the SEC staff notified Van Wagoner Capital Management that the staff had tentatively recommended to the full Commission that certain civil and/or administrative proceedings be initiated against Van Wagoner Capital Management.

37. The marked diminution in the value of the Funds reduced the management fees collected by the Company, Van Wagoner Capital Management and, on information and belief, the compensation of Mr. Garrett Van Wagoner, the President of the Company and the portfolio manager of each of the Funds. Thus, to further enrich themselves at the expense of their investors, the Company, Van Wagoner Capital Management and Mr. Van Wagoner announced in October 2002 that the Company would begin charging a "quarterly servicing fee" on all accounts that fell below a minimum balance of $2,500 per Fund. In the announcement, the Company noted that investors could avoid the new fee by, among other things, investing additional money in the Funds or redeeming their existing investments. As of October 2002, all of plaintiff's investments in the Funds had dropped below $2,500.

E. Plaintiff's Staggering Losses

38. On October 10, 2002, plaintiff liquidated her $2,400 investment in the Mid-Cap Growth fund at the share price of $3.01, and received a payment of $303.11 from the fund.

39. On October 10, 2002, plaintiff liquidated her $2,400 investment in the Post-Venture fund at the share price of $2.62, and received a payment of $198.12 from the fund.

40. On October 10, 2002, plaintiff liquidated her $2,400 investment in the Technology fund at the share price of $4.37, and received a payment of $208.69 from the fund.

41. Plaintiff's out-of-pocket losses in the Funds total $6,490.08.

COUNT I

Violations of Sections 31-5605.02(a)(1)(B) and 31-5605.02(a)(3) of the DC Code (Against Van Wagoner Funds, Inc. and the Funds)

42. Plaintiff incorporates by reference and realleges all preceding paragraphs as though fully set forth herein.

43. This claim is asserted against all Defendants, other than the Investment Advisor, for violations of Sections 31-5605.02(a)(1)(B) and 31-5605.02(a)(3) of the District of Columbia Code.

44. The Company was an issuer of the Funds' shares and filed the Registration Statements in the District of Columbia pursuant to which shares of the Funds were issued to the public on behalf of the Company.

45. The Registration Statements and other related SEC disclosures pursuant to which shares of the Funds were issued to the public contained materially false and misleading statements of material fact and failed to state material facts required to be stated therein or necessary to make those disclosures accurate.

46. Defendants did not make a reasonable effort and/or diligent investigation of the statements contained in the Registration Statement and other related SEC disclosures in connection with the Funds to ensure that those statements were true and that there were no omissions of a material fact required to be stated in order to make the statements contained therein not misleading. Having failed to do so, defendants are liable to plaintiff.

47. By virtue of the foregoing, plaintiff is entitled to damages from defendants under Section 31-5606.05 of the District of Columbia Code, as measured by the provisions of Section 31-5606.05(b)(1)(B).

COUNT II
Violations of Sections 31-5605.02(a)(1)(B), 31-5605.02(a)(1)(C), and 31-5605.02(a)(3) of the DC Code
(Against All Defendants)

48. Plaintiff incorporates by reference and realleges all preceding paragraphs as though fully set forth herein.

49. This claim is asserted against all defendants for violations of Sections 31-5605.02(a)(1)(B), 31-5605.02(a)(1)(B), and 31-5605.02(a)(3) of the District of Columbia Code.

50. Van Wagoner Funds, Inc. and Van Wagoner Capital Management, offered, solicited and sold shares of the Funds by means of the Funds' Prospectuses. Without the participation of these defendants, the offering of the shares would not have been accomplished. Defendants did the following acts in furtherance of the sale of the Funds' shares:

(a) They actively and jointly drafted, revised, and approved the Registration statements and the Prospectuses referenced herein and other written selling materials by which the offering of the shares of the Funds were made;

(b) They finalized the Registration Statements and Prospectuses relating to the offering of the shares of the Funds and caused them to become effective;

(c) They conceived and planned the offering of the shares of the Fund and jointly orchestrated all the activities necessary to effect the sale of these securities by issuing the securities, promoting the securities, supervising their distribution and ultimately selling the securities.

51. Before causing the Registration Statements and Prospectuses to become effective, Defendants failed to make reasonable efforts and/or undertake diligent investigation of the statements contained in those and other related SEC disclosures in connection with the Funds to ensure that the statements were true and that there were no omissions of a material fact required to be stated in order to make the statements contained therein not misleading.

52. Defendants knew or reasonably should have known at the time the Registration Statements and Prospectuses were made publicly available that those and other related

documents contained false statements regarding the method by which the Funds' investments would be valued and the historical NAVs of the Funds. On information and belief, defendants purposefully failed to correct those misstatements and omissions because amended disclosures could be expected to cause, among other things, increased redemptions by Fund participants, a reduction in the value of assets under management, and a commensurate reduction in the management fees and other profits realized by defendants.

53. Plaintiff and the investing public acted in reliance on the misstatements and omissions in the Registration Statements, Prospectuses, and other related SEC disclosures when purchased shares of the Funds.

54. By virtue of the foregoing, plaintiff is entitled to damages from defendants under Section 31-5606.05 of the District of Columbia Code, as measured by the provisions of Section 31-5606.05(b)(1)(B).

COUNT III
Violation of Section 31-5606.03 of the DC Code
(Against Van Wagoner Funds, Inc. and Van Wagoner Capital Management)

55. Plaintiff incorporates by reference and realleges all preceding paragraphs as though fully set forth herein.

56. This claim is asserted against Van Wagoner Funds, Inc. and Van Wagoner Capital Management for violations of Sections 31-5605.03(a)(1) and 31-5605.03(a)(5) of the District of Columbia Code.

57. Sections 31-5605.03(a)(1) makes it unlawful for a person, directly or indirectly, to quote a fictitious price for a security.

58. Between October 2000, when plaintiff first purchased shares of the Funds, and June 30, 2001, when the Funds were required to revalue their Private Placement holdings, the named defendants quoted fictitious NAV prices for the Funds. During the aforementioned

period, the NAV prices quoted by the named defendants grossly exaggerated the true value of the Funds by valuing the Private Placements at cost, when defendants knew that those holdings had dropped precipitously in value.

59. Plaintiff purchased shares of the Funds in reliance on the false NAV prices quoted by the named defendants on the date of purchase.

60. Section 31-5605.03(a)(5) makes it unlawful for a person, directly or indirectly, to employ any deceptive or fraudulent device, scheme, or artifice to manipulate the market in a security.

61. The named defendants periodically mailed account statements, newsletters, annual and semi-annual reports, and other documents that falsely described the investment performance of the Funds. Among other misstatements and omissions, the documents sent to plaintiff failed to disclose the true value of plaintiff's Fund shares in light of the substantial diminution in value of the underlying Private Placement Investments.

62. In reliance on the false statements and material omissions that the named defendants made concerning the investment performance of the Funds, plaintiff continued to hold her shares in the Funds, all the while paying the named defendants management fees and other expenses incidental to the management of the Funds.

63. By virtue of the foregoing, plaintiff is entitled to damages from defendants under Section 31-5606.05 of the District of Columbia Code, as measured by the provisions of Section 31-5606.05(b)(1)(B).

PRAYER FOR RELIEF

WHEREFORE, plaintiff prays for judgment as follows:

1. Awarding plaintiff rescission or compensatory damages in an amount which may be proven at trial, together with interest thereon;

2. Awarding plaintiff pre-judgment and post-judgment interest, as well as other costs; and

3. Awarding such other and further relief as this Court may deem just and proper including any extraordinary equitable relief and/or injunctive relief as permitted by law or equity to attach, impound or otherwise restrict defendants' assets to assure plaintiff has an effective remedy.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury on all issues so triable.

Respectfully submitted,

By: ____________________

Kathleen M. Beusterien
3523 Albemarle Street, N.W.
Washington, D.C. 20008
Tel. (202) 263-3000

Dated: November 11, 2003